Exhibit 99.1

NewsRelease
TransCanada Enters Agreement to Acquire Ravenswood Generating Station for US$2.8 billion

CALGARY, Alberta – March 31, 2008 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that its subsidiary has agreed to acquire from National Grid plc (National Grid), all the outstanding membership interests of KeySpan-Ravenswood, LLC, that directly or indirectly owns or controls the 2,480 megawatt (MW) Ravenswood Generating Facility (Ravenswood) located in Queens, New York for US$2.8 billion plus closing adjustments.

“This acquisition represents a significant expansion of our energy business into one of the most important power markets in North America,” says Hal Kvisle, TransCanada president and chief executive officer. “It fits strongly with TransCanada's strategy to grow our power business in markets where our assets, expertise and financial strength enable us to be a strong competitor and reliable energy provider.”

Upon close of this acquisition, TransCanada will welcome close to 200 Ravenswood staff into the TransCanada family. “TransCanada is focused on meeting the region’s energy needs safely, reliably and cost effectively,” adds Kvisle. “We are looking forward to meeting all of our new team members and the surrounding community. We are very pleased to be able to expand our capacity to deliver energy with this strategic acquisition.”

National Grid is divesting its 100 per cent interest in Ravenswood pursuant to the New York Public Service Commission order approving its acquisition of KeySpan Corporation. The acquisition is subject to various state and federal government approvals which are expected during the next few months.

Ravenswood is a gas and oil fired generating facility consisting of multiple units employing steam turbine, combined cycle and combustion turbine technology. Ravenswood is an indispensable component of the New York generation supply with the capacity to serve approximately 21 per cent of the overall peak load in New York City.

Ravenswood is an excellent fit with TransCanada’s energy portfolio and activities in the U.S. Northeast, including:
•	Hydroelectric Generation (567 MW) – assets on the Connecticut and Deerfield Rivers in New England
•	Ocean State Power (560 MW) – gas-fired combined-cycle power plant in Rhode Island
•	Kibby Wind Power (132 MW) – proposed wind energy project in western Maine
•	Power marketing and commercial office in Westborough, Massachusetts

The Company expects Ravenswood to be modestly dilutive in the first two full years of ownership based on the near term effects of a FERC order pertaining to the New York Independent System Operator (New York City) capacity market.  Subsequently, TransCanada expects earnings to be accretive. The acquisition will be financed in a manner consistent with TransCanada’s current capital structure and commitment to maintaining its ‘A’ credit rating.

Mayer Brown LLP served as legal advisors to TransCanada on this transaction.

Analyst/Media Teleconference Dial-in and Webcast Information

TransCanada will hold a teleconference at 2:00 p.m. (Mountain)/4:00 p.m. (Eastern), April 1, 2008 to discuss this announcement. Analysts, members of the media and other interested parties wanting to participate in the call should dial 1-866-507-1212 or 1-416-695-6310 (Toronto area) at least 10 minutes prior to the start of the call. No passcode is required. A live audio and slide presentation webcast of the teleconference will also be available on TransCanada's website at www.transcanada.com.

The conference will begin with a brief address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow. A replay of the teleconference will be available two hours after the conclusion of the call until midnight (eastern) April 8, 2008 by dialing 1-800-408-3053 or 1- 416-695-5800 (Toronto area) and entering passcode 3257683. The webcast will be archived and available for replay on www.transcanada.com.

With more than 50 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines, power generation, gas storage facilities, and projects related to oil pipelines and LNG facilities. TransCanada’s network of wholly owned pipelines extends more than 59,000 kilometres (36,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 355 billion cubic feet of storage capacity. A growing independent power producer, upon close of the Ravenswood acquisition, TransCanada will own, or have interests in, over 10,200 megawatts of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

Note: All financial figures are in Canadian dollars unless noted otherwise.

FORWARD-LOOKING INFORMATION

This news release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward looking information. All forward-looking statements are based on TransCanada’s beliefs and assumptions based on information available at the time such statements were made. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy industry sectors, construction and completion of capital projects, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, such forward-looking information is subject to various risks and uncertainties which could cause TransCanada's actual results and experience to differ materially from the anticipated results or other expectations expressed.  For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Media Inquiries:	Shela Shapiro/Cecily Dobson	(403) 920-7859 (800) 608-7859

Investor & Analyst Inquiries:	David Moneta/Myles Dougan/Terry Hook	(403) 920-7911 (800) 361-6522